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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 000-29785

(CHECK ONE): [X] FORM 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q    [ ] Form N-SAR

For Period Ended: DECEMBER 31, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period
    Ended: ________________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

AMERICAN ORIENTAL BIOENGINEERING, INC.
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Full Name of Registrant

INTERNET GOLF ASSOCIATION, INC.
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Former Name if Applicable

12835 EAST ARAPAHOE ROAD #600
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Address of Principal Executive Office (STREET AND NUMBER)

GREENWOOD VILLAGE, COLORADO 80112
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City, State and Zip Code
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |        (a) The reasons described in reasonable detail in Part III of
         |        this form could not be eliminated without unreasonable effort
         |        or expense;
/X/      |
         |        (b) The subject annual report, semi-annual report, transition
         |        report on Form 10-K, Form 10-KSB, Form 20-F,11-K or Form
         |        (N-SAR, or portion thereof, will be filed on or before the
         |        fifteenth calendar day following the prescribed due date; or
         |        the subject quarterly report of transition report on Form
         |        10- Q, or portion thereof will be filed on or before the fifth
         |        calendar day following the prescribed due date; and
         |
         |        (c) The accountant's statement or other exhibit required by
         |        Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED)

On December 18, 2001, the Registrant and Harbin Three Happiness Bioengineering Co., Ltd., a company organized under the laws of the People's Republic of China, entered into an agreement whereby the Registrant will acquire 100% of the equity interest of Harbin Bioengineering. In connection with the agreement, all of the directors and officers of the Registrant prior to the agreement have resigned and new directors and officers have been appointed. In light of the agreement and the international operations of the Registrant on a going-forward basis, the Registrant determined to engage new auditors and accountants. In light of the changes in the Registrant's management and accountants/auditors, filing a Form 10-KSB within the prescribed time period could not be prevented without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

HOWARD JIANG                        212                     588-5552
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(Name)                          (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12
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         months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [YES]

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  3/31/02                             By /s/ Tony Liu
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                                             Tony Liu
                                             President and Director

INSTRUCTION: The form may be signed by an executive officer of the Registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.